UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GLOBAL IMAGING SYSTEMS, INC.

(Name of Subject Company (Issuer))

RG ACQUISITION I CORP.

(Offeror)

A Wholly Owned Subsidiary of

XEROX CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

37934A 10 0

(CUSIP Number of Class of Securities)

Samuel K. Lee

Assistant Secretary and Associate General Counsel

Xerox Corporation

800 Long Ridge Road

P.O. Box 1600

Stamford, Connecticut 06904

(203) 968-3000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Scott A. Barshay

George F. Schoen

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

Transaction Valuation(1)	CALCULATION OF FILING FEE	Amount of Filing Fee(2)
$1,582,835,486		$48,593.05

(1) Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 54,580,534 shares of Global Imaging Systems, Inc. common stock, which represents the estimated maximum number of shares of Global common stock to be acquired in the tender offer (which maximum number is composed of (i) 50,398,560 shares of Global common stock outstanding as of April 3, 2007 plus (ii) 4,181,974 shares of Global common stock issuable upon the exercise of outstanding options as of April 3, 2007) by $29.00 per share (which is the offer price).

(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for fiscal year 2007, issued September 29, 2006, by multiplying the transaction value by .0000307.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) RG Acquisition I Corp., a Delaware corporation (the “Purchaser”), and wholly owned subsidiary of Xerox Corporation, a New York corporation (“Xerox”), and (ii) Xerox. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Global Imaging Systems, Inc., a Delaware corporation (“Global”), at a purchase price of $29.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 4, 2007 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Global Imaging Systems, Inc., a Delaware corporation. Global’s principal executive offices are located at 3820 Northdale Boulevard, Suite 200A, Tampa, Florida 33624. Global’s telephone number at such address is (813) 960-5508.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of Global. Global has advised Xerox that, on April 3, 2007, 50,398,560 Shares (of which 503,000 are shares of restricted stock) were issued and outstanding, 3,806,892 Shares were held in the treasury of Global, 4,161,974 stock options granted under Seller’s stock plans for an equal number of Shares were outstanding and 20,000 stock options not granted under Seller’s stock plans for an equal number of Shares were outstanding.

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) through (c) This Schedule TO is filed by Xerox and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction”, “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Seller,” “Purpose of the Offer; Plans for Seller” and “The Merger Agreement” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for Seller” and “The Merger Agreement” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “Purpose of the Offer; Plans for Seller,” and “The Merger Agreement” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Seller,” “Purpose of the Offer; Plans for Seller” and “The Merger Agreement” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Seller,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated April 4, 2007.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Joint Press Release issued by Xerox and Global on April 2, 2007, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Xerox on April 2, 2007.
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on April 4, 2007.
(a)(5)(C)	Press Release issued by Xerox on April 4, 2007.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of April 1, 2007, among Xerox, RG Acquisition I Corp. and Global, incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Xerox on April 2, 2007.
(d)(2)	Mutual Nondisclosure Agreement, dated as of February 15, 2007, between Xerox and Global.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RG ACQUISITION I CORP.

By	/s/ James A. Firestone

	Name:	James A. Firestone

	Title:	President & Chief Executive Officer

	Date:	April 4, 2007

XEROX CORPORATION

By	/s/ James A. Firestone

	Name:	James A. Firestone

	Title:	Executive Vice President
President, Xerox North America

	Date:	April 4, 2007

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Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated April 4, 2007.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by Xerox and Global on April 2, 2007, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Xerox on April 2, 2007.

(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on April 4, 2007.

(a)(5)(C)	Press Release issued by Xerox on April 4, 2007.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of April 1, 2007, among Xerox, RG Acquisition I Corp. and Global, incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Xerox on April 2, 2007.

(d)(2)	Mutual Nondisclosure Agreement, dated as of February 15, 2007, between Xerox and Global.

(g)	Not applicable.

(h)	Not applicable.

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